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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                           IMPERIAL HOLLY CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, Without Par Value
                         (Title of Class of Securities)

                                    452835101
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                           Page 1 of 4 pages

SEC 1745 (2/92)
CUSIP No.  452835101            13G                        Page  2  of  4  Pages

1                 NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           HARRIS K. WESTON, ESQ.
                           SOCIAL SECURITY ####-##-####
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)
                                                             (b)  X
3                 SEC USE ONLY

4                 CITIZENSHIP OR PLACE OF ORGANIZATION

                           UNITED STATES
 NUMBER OF        5                 SOLE VOTING POWER
  SHARES                   1,015,200 (See Note 2 on Page 4)
BENEFICIALLY      6                 SHARED VOTING POWER
OWNED BY                     466,550 (See Note 3 on Page 4)
  EACH            7                 SOLE DISPOSITIVE POWER
REPORTING                  1,015,200 (See Note 2 on Page 4)
 PERSON           8                 SHARED DISPOSITIVE POWER
  WITH                       466,550 (See Note 3 on Page 4)

9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,481,750 (See Notes 1, 2 and 3)

10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  AREAS*

11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           14.4%
12                TYPE OF REPORTING PERSON*

                           IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 4 Pages

                                                             Page 3 of 4 Pages
Item 1(a)    NAME OF ISSUER:

                  Imperial Holly Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  One Imperial Square, Suite 200, P. O. Box 9,
                  Sugar Land, Texas 77487-0009

Item 2(a)    NAME OF PERSON FILING:

                  Harris K. Weston, Esq.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Office:  Dinsmore & Shohl, 1900 Chemed Center
                  255 East Fifth Street, Cincinnati, Ohio 45202

Item 2(c)    CITIZENSHIP:

                  United States

Item 2(d)    TITLE AND CLASS OF SECURITIES:

                  Common Stock, without par value, of Imperial Holly Corporation, a Texas Corporation

Item 2(e) CUSIP NUMBER:

                  452835101

Item 3       Not Applicable


Item 4       OWNERSHIP:

                (a) Amount Beneficially Owned: 1,481,750 (See Notes 1, 2 and 3)

                (b) Percent of Class:  14.4%

                (c)  Number of shares as to which Mr. Weston has:

                     (i)   sole power to vote or to direct the vote - 1,015,200
                                  (See Note 2)

                     (ii)  shared power to vote or to direct the vote - 466,550
                                  (See Note 3)

                     (iii) sole power to dispose or to direct the disposition
                                  of - 1,015,200 (See Note 2)

                     (iv)  shared power to dispose of or to direct the
                                  disposition of - 466,550 (See Note 3)

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

                                Page 4 of 4 Pages

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Not Applicable

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not Applicable

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9       NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10      CERTIFICATION:

                  Not Applicable

NOTES TO ITEM 4:   OWNERSHIP.

Note 1: 252,000 shares are registered in my name individually. 211,500 shares are registered in my name as trustee for a trust of which I am the beneficiary.

Note 2: The shares for which I have sole power to vote and over which I have sole power to dispose consist of the shares listed under Note 1 plus 396,000 shares in three charitable annuity lead trusts of which I am the trustee and 106,200 in two trusts for the benefit of my children, of which I am the trustee. I have a general power of attorney over 2,700 shares owned by my wife and 46,800 shares owned by two of my daughters. I disclaim any economic interest in all of these shares.

Note 3: The shares for which I have shared power to vote and shared power to dispose consist of 332,363 owned by H. Kempner, a trust association, of which I am one of five trustees and 134,187 shares owned by the Harris & Eliza Kempner Fund, a charitable institution, of which I am one of eight trustees.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:       ______________________________________________

Signature:  _____________________________________________

Name/Title: ____________________________________________